UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

032037103

(CUSIP Number)

FREDERICK DISANTO

C/O ANCORA HOLDINGS GROUP, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037103

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		49,705
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

49,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 032037103

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		484,535
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

484,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 032037103

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,774
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 032037103

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		491,517
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

491,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

491,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 032037103

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,531
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IA, OO

6

CUSIP No. 032037103

1	NAME OF REPORTING PERSON

Ancora Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,531
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 032037103

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,531
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 032037103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.00 par value (the “Shares”), of Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania, 15106.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional,” and together with Ancora Merlin, Ancora Merlin Institutional, and Ancora Catalyst, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the general partner of each of the Ancora Funds;
(vi)	Ancora Holdings Group, LLC, a Delaware limited liability company (“Ancora Holdings”), as the sole member of Ancora Alternatives; and
(vii)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as defined in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Ancora Funds, Ancora Alternatives, and Ancora Holdings and the principal business address of Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Alternatives is serving as the general partner and investment advisor of each of the Ancora Funds. The principal business of Ancora Holdings is serving as the sole member of Ancora Alternatives. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

9

CUSIP No. 032037103

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. DiSanto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Ancora Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 49,705 Shares owned directly by Ancora Merlin is approximately $239,385, including brokerage commissions. The aggregate purchase price of the 484,535 Shares owned directly by Ancora Merlin Institutional is approximately $2,342,823, including brokerage commissions. The aggregate purchase price of the 42,774 Shares owned directly by Ancora Catalyst is approximately $207,209, including brokerage commissions. The aggregate purchase price of the 491,517 Shares owned directly by Ancora Catalyst Institutional is approximately $2,376,098, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with members of the Issuer’s Board of Directors (the “Board”) and management team regarding means to create shareholder value, including, but not limited to, by improving capital allocation, divesting non-core assets, conducting a strategic review of current lines of business and enhancing corporate governance (including changes to the composition of the Board).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

10

CUSIP No. 032037103

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,093,782 Shares outstanding as of November 2, 2021 which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

A.	Ancora Merlin
(a)	As of the date hereof, Ancora Merlin beneficially owned directly 49,705 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 49,705
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 49,705

B.	Ancora Merlin Institutional
(a)	As of the date hereof, Ancora Merlin Institutional beneficially owned directly 484,535 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 484,535
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 484,535

C.	Ancora Catalyst
(a)	As of the date hereof, Ancora Catalyst beneficially owned directly 42,774 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 42,774
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 42,774

D.	Ancora Catalyst Institutional
(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 491,517 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 491,517
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 491,517

11

CUSIP No. 032037103

E.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor and general partner of each of the Ancora Funds, may be deemed to beneficially own 1,068,531 Shares consisting of (i) 49,705 Shares beneficially owned directly by Ancora Merlin, (ii) 484,535 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 42,774 Shares beneficially owned directly by Ancora Catalyst and (iv) 491,517 Shares beneficially owned directly by Ancora Catalyst Institutional.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,068,531
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,068,531

F.        Ancora Holdings

(a)	Ancora Holdings, as the sole member of Ancora Alternatives, may be deemed to beneficially own 1,068,531 Shares consisting of (i) 49,705 Shares beneficially owned directly by Ancora Merlin, (ii) 484,535 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 42,774 Shares beneficially owned directly by Ancora Catalyst and (iv) 491,517 Shares beneficially owned directly by Ancora Catalyst Institutional.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,068,531
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,068,531

G.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 1,068,531 Shares consisting of (i) 49,705 Shares beneficially owned directly by Ancora Merlin, (ii) 484,535 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 42,774 Shares beneficially owned directly by Ancora Catalyst and (iv) 491,517 Shares beneficially owned directly by Ancora Catalyst Institutional.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,068,531
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,068,531

12

CUSIP No. 032037103

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 8, 2022, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed, among other things, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated January 8, 2022.

13

CUSIP No. 032037103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2022

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Holdings Group, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

14

CUSIP No. 032037103

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

ANCORA MERLIN, LP

Purchase of Common Stock	603	4.5128	10/14/2021
Purchase of Common Stock	681	4.6604	10/15/2021
Purchase of Common Stock	414	4.6658	10/18/2021
Purchase of Common Stock	80	4.6864	10/19/2021
Purchase of Common Stock	335	4.6753	10/20/2021
Purchase of Common Stock	5,505	4.7592	10/21/2021
Purchase of Common Stock	187	4.7734	10/22/2021
Purchase of Common Stock	456	4.8609	10/25/2021
Purchase of Common Stock	6,942	5.0097	10/26/2021
Purchase of Common Stock	962	5.0112	11/5/2021
Purchase of Common Stock	497	5.0250	11/8/2021
Purchase of Common Stock	322	5.0678	11/9/2021
Purchase of Common Stock	99	5.0853	11/15/2021
Purchase of Common Stock	52	5.1281	11/16/2021
Purchase of Common Stock	752	5.0730	11/17/2021
Purchase of Common Stock	1,879	5.0539	11/18/2021
Purchase of Common Stock	975	5.0826	11/19/2021
Purchase of Common Stock	114	5.0719	11/22/2021
Purchase of Common Stock	117	5.0938	11/23/2021
Purchase of Common Stock	223	5.0413	11/24/2021
Purchase of Common Stock	403	5.0107	11/29/2021
Purchase of Common Stock	347	4.9186	11/30/2021
Purchase of Common Stock	975	5.0219	12/1/2021
Purchase of Common Stock	729	5.0188	12/2/2021
Purchase of Common Stock	98	5.0814	12/6/2021
Purchase of Common Stock	569	5.0763	12/7/2021
Purchase of Common Stock	217	5.0255	12/8/2021
Purchase of Common Stock	97	5.0890	12/9/2021
Purchase of Common Stock	346	5.0802	12/10/2021
Purchase of Common Stock	803	4.6943	12/14/2021
Purchase of Common Stock	435	4.7812	12/15/2021
Purchase of Common Stock	295	4.7652	12/16/2021
Purchase of Common Stock	391	4.7599	12/17/2021
Purchase of Common Stock	9,766	4.6315	12/20/2021
Purchase of Common Stock	205	4.7389	12/27/2021
Purchase of Common Stock	9,076	4.7182	12/28/2021
Purchase of Common Stock	421	4.7347	12/28/2021
Purchase of Common Stock	955	4.7326	12/29/2021
Purchase of Common Stock	457	4.7353	12/30/2021
Purchase of Common Stock	1,925	4.8935	12/31/2021

CUSIP No. 032037103

ANCORA MERLIN INSTITUTIONAL, LP

Purchase of Common Stock	7,132	4.5090	10/14/2021
Purchase of Common Stock	8,050	4.6570	10/15/2021
Purchase of Common Stock	4,889	4.6603	10/18/2021
Purchase of Common Stock	933	4.6578	10/19/2021
Purchase of Common Stock	3,954	4.6684	10/20/2021
Purchase of Common Stock	65,092	4.7587	10/21/2021
Purchase of Common Stock	2,207	4.7611	10/22/2021
Purchase of Common Stock	5,395	4.8559	10/25/2021
Purchase of Common Stock	82,058	5.0093	10/26/2021
Purchase of Common Stock	11,538	5.0088	11/5/2021
Purchase of Common Stock	5,955	5.0204	11/8/2021
Purchase of Common Stock	3,864	5.0606	11/9/2021
Purchase of Common Stock	1,187	5.0621	11/15/2021
Purchase of Common Stock	631	5.0840	11/16/2021
Purchase of Common Stock	9,022	5.0700	11/17/2021
Purchase of Common Stock	22,213	5.0527	11/18/2021
Purchase of Common Stock	11,525	5.0802	11/19/2021
Purchase of Common Stock	1,351	5.0518	11/22/2021
Purchase of Common Stock	1,386	5.0743	11/23/2021
Purchase of Common Stock	2,640	5.0310	11/24/2021
Purchase of Common Stock	4,774	5.0050	11/29/2021
Purchase of Common Stock	4,109	4.9120	11/30/2021
Purchase of Common Stock	11,525	5.0195	12/1/2021
Purchase of Common Stock	8,743	5.0157	12/2/2021
Purchase of Common Stock	1,178	5.0580	12/6/2021
Purchase of Common Stock	6,826	5.0723	12/7/2021
Purchase of Common Stock	2,612	5.0150	12/8/2021
Purchase of Common Stock	1,174	5.0653	12/9/2021
Purchase of Common Stock	4,147	5.0736	12/10/2021
Purchase of Common Stock	9,638	4.6915	12/14/2021
Purchase of Common Stock	5,223	4.7760	12/15/2021
Purchase of Common Stock	3,538	4.7574	12/16/2021
Purchase of Common Stock	4,677	4.7540	12/17/2021
Purchase of Common Stock	117,069	4.6312	12/20/2021
Purchase of Common Stock	2,462	4.7277	12/27/2021
Purchase of Common Stock	5,057	4.7293	12/28/2021
Purchase of Common Stock	757	4.7212	12/28/2021
Purchase of Common Stock	11,455	4.7302	12/29/2021
Purchase of Common Stock	5,474	4.7303	12/30/2021
Purchase of Common Stock	23,075	4.8923	12/31/2021

CUSIP No. 032037103

ANCORA CATALYST, LP

Purchase of Common Stock	618	4.5529	10/14/2021
Purchase of Common Stock	698	4.6605	10/15/2021
Purchase of Common Stock	424	4.6952	10/18/2021
Purchase of Common Stock	81	4.8402	10/19/2021
Purchase of Common Stock	347	4.7110	10/20/2021
Purchase of Common Stock	5,718	4.7613	10/21/2021
Purchase of Common Stock	194	4.8373	10/22/2021
Purchase of Common Stock	473	4.8871	10/25/2021
Purchase of Common Stock	7,209	5.0114	10/26/2021
Purchase of Common Stock	987	5.0086	11/5/2021
Purchase of Common Stock	509	5.0200	11/8/2021
Purchase of Common Stock	331	5.0602	11/9/2021
Purchase of Common Stock	66	5.1815	11/10/2021
Purchase of Common Stock	94	5.1364	11/15/2021
Purchase of Common Stock	50	5.2500	11/16/2021
Purchase of Common Stock	722	5.0797	11/17/2021
Purchase of Common Stock	1,903	5.0526	11/18/2021
Purchase of Common Stock	987	5.0800	11/19/2021
Purchase of Common Stock	115	5.1804	11/22/2021
Purchase of Common Stock	118	5.1997	11/23/2021
Purchase of Common Stock	226	5.0965	11/24/2021
Purchase of Common Stock	409	5.0412	11/29/2021
Purchase of Common Stock	352	4.9540	11/30/2021
Purchase of Common Stock	988	5.0193	12/1/2021
Purchase of Common Stock	748	5.0355	12/2/2021
Purchase of Common Stock	102	5.2255	12/6/2021
Purchase of Common Stock	569	5.0983	12/7/2021
Purchase of Common Stock	226	5.0804	12/8/2021
Purchase of Common Stock	100	5.2132	12/9/2021
Purchase of Common Stock	359	5.1148	12/10/2021
Purchase of Common Stock	835	4.7092	12/14/2021
Purchase of Common Stock	452	4.8087	12/15/2021
Purchase of Common Stock	307	4.8056	12/16/2021
Purchase of Common Stock	406	4.7904	12/17/2021
Purchase of Common Stock	10,147	4.6327	12/20/2021
Purchase of Common Stock	213	4.7971	12/27/2021
Purchase of Common Stock	786	4.7370	12/28/2021
Purchase of Common Stock	438	4.7630	12/28/2021
Purchase of Common Stock	993	4.7451	12/29/2021
Purchase of Common Stock	474	4.7615	12/30/2021
Purchase of Common Stock	2,000	4.8997	12/31/2021

CUSIP No. 032037103

ANCORA CATALYST INSTITUTIONAL, LP

Purchase of Common Stock	7,117	4.5307	10/14/2021
Purchase of Common Stock	8,033	4.6408	10/15/2021
Purchase of Common Stock	4,879	4.6629	10/18/2021
Purchase of Common Stock	931	4.6712	10/19/2021
Purchase of Common Stock	3,941	4.6716	10/20/2021
Purchase of Common Stock	64,880	4.7589	10/21/2021
Purchase of Common Stock	2,200	4.7668	10/22/2021
Purchase of Common Stock	5,378	4.8582	10/25/2021
Purchase of Common Stock	81,791	5.0095	10/26/2021
Purchase of Common Stock	11,513	5.0086	11/5/2021
Purchase of Common Stock	5,942	5.0200	11/8/2021
Purchase of Common Stock	3,856	5.0600	11/9/2021
Purchase of Common Stock	757	5.0600	11/10/2021
Purchase of Common Stock	1,107	5.0600	11/15/2021
Purchase of Common Stock	589	5.0800	11/16/2021
Purchase of Common Stock	8,408	5.0797	11/17/2021
Purchase of Common Stock	22,188	5.0526	11/18/2021
Purchase of Common Stock	11,513	5.0800	11/19/2021
Purchase of Common Stock	1,349	5.0611	11/22/2021
Purchase of Common Stock	1,385	5.0833	11/23/2021
Purchase of Common Stock	2,637	5.0358	11/24/2021
Purchase of Common Stock	4,769	5.0076	11/29/2021
Purchase of Common Stock	4,104	4.9151	11/30/2021
Purchase of Common Stock	11,512	5.0193	12/1/2021
Purchase of Common Stock	8,723	5.0171	12/2/2021
Purchase of Common Stock	1,174	5.0687	12/6/2021
Purchase of Common Stock	6,827	5.0741	12/7/2021
Purchase of Common Stock	2,604	5.0198	12/8/2021
Purchase of Common Stock	1,172	5.0760	12/9/2021
Purchase of Common Stock	4,133	5.0766	12/10/2021
Purchase of Common Stock	9,607	4.6928	12/14/2021
Purchase of Common Stock	5,205	4.7784	12/15/2021
Purchase of Common Stock	3,526	4.7610	12/16/2021
Purchase of Common Stock	4,662	4.7567	12/17/2021
Purchase of Common Stock	116,688	4.6313	12/20/2021
Purchase of Common Stock	2,454	4.7328	12/27/2021
Purchase of Common Stock	9,047	4.7196	12/28/2021
Purchase of Common Stock	5,041	4.7318	12/28/2021
Purchase of Common Stock	11,418	4.7313	12/29/2021
Purchase of Common Stock	5,457	4.7325	12/30/2021
Purchase of Common Stock	23,000	4.8929	12/31/2021